                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)


                              WSI Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  92932Q-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Michael N. Taglich
                          1370 Avenue of the Americas
                                   31st Floor
                               New York, NY 10019
                                  631-757-1500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 22, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP NO. 92932Q-10-2
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Michael N. Taglich
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

          PF and WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    94,050
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    39,205
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    94,050
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    39,205
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              133,255
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 92932Q-10-2
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Robert F. Taglich
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

          PF and WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    72,050
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    39,205
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    72,050
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    39,205
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              111,255
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 92932Q-10-2
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    B. Kent Garlinghouse
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

          PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    102,585
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    102,585
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              102,585
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 92932Q-10-2
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Denis Fortin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                            30,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                            0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                            30,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,000 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 92932Q-10-2
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    John R. Wiencek
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

          PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,300
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,300
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.
                  --------------------

                  (a) Title of Class of Securities: Common Stock, $0.10 par value

                  (b)      Name of Issuer:  WSI Industries, Inc. (the "Company")

                  (c)      Address of Issuer's Principal Executive Offices:
                           18151 Territorial Road, Osseo, Minnesota 55369.

Item 2.           Identity and Background.
                  ------------------------

                  (a)      Name of Person Filing:  This Amendment No. 1 to
                           Schedule 13D is filed by Michael N. Taglich
                           ("MTaglich"), Robert F. Taglich ("RTaglich"), B. Kent Garlinghouse ("Garlinghouse"), Denis Fortin ("Fortin") and John R. Wiencek ("Wiencek") and, together with MTaglich, RTaglich, Garlinghouse and Fortin, the "Shareholders").

                  (b) Residence or Business Address: The business address of MTaglich and RTaglich is 1370 Avenue of the Americas, 31st Floor, New York, New York 10019. The business address of Garlinghouse is 3601 SW 29th Street, Topeka, Kansas 66614-2074. The business address of Fortin is 30 Forest Parkway, Shelton, Connecticut 06484-6122 and the business address of Wiencek is 60 East 42nd Street, New York, New York 10165.

                  (c) Principal Occupation or Employment: MTaglich and RTaglich are partners in the brokerage firm, Taglich Brothers, Inc. Garlinghouse is the Chief Executive Officer of the manufacturing firm, M-C Industries, Inc. Fortin is the President and owner of Preferred Tool & Die, Inc. Wiencek is the Chief Operating Officer of the registered investment adviser firm, Daruma Asset Management, Inc. The addresses of the organization where each Shareholder conducts his business is listed in Item 2(b) above.

                  (d) Conviction in a criminal proceeding during the last five years: During the five years prior to the date hereof, none of the Shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: During the five years prior to the date hereof, none of the Shareholders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Citizenship: Each of the Shareholders is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

                  Each of the Shareholders acquired the common stock for which they have sole voting power and sole dispositive power through personal funds. The common stock for which MTaglich and RTaglich share voting power and share dispositive power was acquired with working capital of the Taglich Brothers, Inc. The Shareholders paid approximately the following amounts for such shares: MTaglich, $194,000; RTaglich, $134,000; Taglich Brothers, Inc., $71,000;
                  Garlinghouse, $104,000; Fortin, $68,000; Wiencek $5,000.

Item 4.           Purpose of Transaction.
                  -----------------------

                  On November 22, 2002, MTaglich entered into a letter agreement with WSI Industries, Inc. (the "Company") relating to the
                  Schedule 13D filed on October 18, 2002 (the "Letter Agreement."). Pursuant to the Letter Agreement, MTaglich agreed that until December 31, 2004 neither he nor any of his affiliates or associates will, without the prior approval of the Company, directly or indirectly solicit proxies to vote or seek to influence any person with respect to the voting of the Company's securities or demand a meeting of shareholders of the Company. In exchange, the Company agreed to nominate MTaglich for election as a director at this Annual Meeting of Shareholders. The Company also agreed that if MTaglich were elected at this Annual Meeting, the Company will name him as the Chairman of the Board of Directors. A copy of the Letter Agreement is attached to this Amendment No. 1 to Schedule 13D as Exhibit 99.1.

                  In light of the Letter Agreement, the Shareholders have determined that it is no longer necessary for such individuals to act as a member of a "group" with respect to the common stock of the Company within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Attached to this Amendment No. 1 to Schedule 13D as Exhibit 99.2 is an agreement among the Reporting Person memorializing their withdrawal from any "group" with respect to the common stock of the Company.

Item 5.           Interest in Securities of Issuer
                  --------------------------------

          (a) Number and Percentage of Class beneficially owned: As of November 22, 2002, the Shareholders beneficially owned the amounts of common stock set forth in the table below opposite their name. Unless otherwise indicated each shareholder has sole voting and dispositive power over the number of shares of the Company's common stock indicated.

               All percentages set forth in this Amendment No. 1 to Schedule 13D represent a percentage of the outstanding shares of common stock based on 2,465,229 shares outstanding as of November 11, 2002 as reported by the Company in its Annual Report on Form 10-K for the year ended August 25, 2002.

               Each of the Shareholders disclaims beneficial ownership of all shares of common stock of the Company held by any other person. The filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that any of the Shareholders is the beneficial owner of any securities covered by this Amendment No. 1 to Schedule 13D.

                                                          Number of Shares
               Shareholder                                 of Common Stock
               -----------                                 ---------------
               Michael N. Taglich                              133,255(1)
               Robert F. Taglich                               111,255(2)
               B. Kent Garlinghouse                             102,585

                                                          Number of Shares
               Shareholder                                 of Common Stock
               -----------                                 ---------------
               Denis Fortin                                      30,000
               John R. Wiencek                                    1,300

          (1) Represents 94,050 shares over which the shareholder has sole voting and dispositive power and 39,205 shares beneficially owned by the shareholder through Taglich Brothers, Inc. and over which the shareholder shares voting and dispositive power with RTaglich. MTaglich and RTaglich are partners of Taglich Brothers, Inc., a brokerage firm.

          (2) Represents 72,050 shares over which the shareholder has sole voting and dispositive power and 39,205 shares beneficially owned by the shareholder through Taglich Brothers, Inc. and over which the shareholder shares voting and dispositive power with MTaglich. MTaglich and RTaglich are partners of Taglich Brothers, Inc., a brokerage firm.

     (b) Voting and Dispositive Power: The information set forth in Items 7 through 11 of the cover pages and Item5(a) hereto is incorporated herein by reference.

     (c) Transactions within 60 days: In the past sixty days, the only transactions effected by any of the Shareholders in the class of securities reported on were the following purchases of common stock made by Taglich Brothers, Inc. in the public market:

                 Price Per Share                 Date                 Number Of Shares Purchased
                 ---------------                 ----                 --------------------------
                 $1.00                         09/04/02                          500
                 $1.00                         10/17/02                        1,605
                 $1.00                         10/14/02                        1,000
                 $1.00                         10/17/02                          700

     (d)  Right to Direct the Receipt of Dividends: Not Applicable.

     (e) Last Date on Which Reporting Person Ceased to be a 5% Holder: On November 22, 2002, the Shareholders entered into an Agreement pursuant to which each withdrew from any "group" with respect to the common stock of the Company within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Because of this Agreement, the beneficial ownership of all of the Shareholders (with the exception of Michael N. Taglich) does not exceed 5% of the outstanding common stock of the Company after November 22, 2002. Therefore, each of the Shareholders (with the exception of Michael N. Taglich) ceases to be a "Reporting Person" as of November 22, 2002.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  --------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ------------------------------------


                  The information set forth in Item 5 of this Amendment No. 1 to
                  Schedule 13D is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.
                  ---------------------------------

               99.1 Agreement dated as of November 22, 2002, by and among Michael N. Taglich, Robert F. Taglich, B. Kent Garlinghouse, Denis Fortin and John R. Wiencek.

               99.2 Letter Agreement dated November 22, 2002 between WSI Industries, Inc. and Michael N. Taglich.




                                    Signature

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2002

                                            /s/  Michael N. Taglich
                                            ------------------------------------
                                            Michael N. Taglich

                                            /s/  Robert F. Taglich
                                            ------------------------------------
                                            Robert F. Taglich

                                            /s/  B. Kent Garlinghouse
                                            ------------------------------------
                                            B. Kent Garlinghouse

                                            /s/  Denis Fortin
                                            ------------------------------------
                                            Denis Fortin

                                            /s/  John R. Wiencek
                                            ------------------------------------
                                            John R. Wiencek